MUSTWATCH LLC

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue	$ -	$ -	$ -
Expenses			
Operating & Administrative	432.60		
Dues and subscriptions	236.00	-	-
Professional fees	454.00	379.00	728.00
Total Expenses	$1,122.60	379.00	728.00
Net Loss	$ (1,122.60)	$ (379.00)	$ (728.00)